

October 10, 2008

Mr. Antonio F. Uccello, III
President and CEO
International Consolidated Companies, Inc.
2100 19th Street
Sarasota, FL 34234

RE: **Form 8-K Item 4.01 filed October 8, 2008**
     File #0-50742

Dear Mr. Uccello:

We have reviewed your filings and have the following comments. Where indicated, we think
you should revise your documents in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with
the applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions you may have
about our comments or on any other aspect of our review. Feel free to call us at the telephone
number listed at the end of this letter.

1. Please amend the Form 8-K to state, if true, that the former accountant's reports, instead
    of report, on the financial statements for either of the past two years did not contain an
    adverse opinion or a disclaimer of opinion and were not qualified or modified as to
    uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation
    S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments,
    please obtain and file an updated Exhibit 16 letter from the former accountants stating
    whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant